UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-2852-0261
(Address of principal executive office)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.

TABLE OF CONTENTS
NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS
SIGNATURES
INDEX TO EXHIBITS

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

On October 11, 2006, the Board of Directors (the "Board") of Infosys Technologies Limited (the "Company") approved the sponsoring of a Secondary Offering of American Depositary Shares ("the Offering"). The Board approved the offering of up to 30 million American Depositary Shares against equity shares to be sold by our shareholders in India. The Board has convened an Extraordinary General Meeting ("EGM") of the members of the Company on November 7, 2006 to seek approval for the Offering. Attached to this Form 6-K as Exhibit 99.1 and Exhibit 99.2 are the Notice of the EGM of the members dated October 11, 2006, and the Proxy Form, respectively, each of which will be mailed to holders of our Equity Shares on or about October 13, 2006. Also attached to this Form 6-K as Exhibit 99.3 and Exhibit 99.4 are the Depositary's Notice of the EGM of the members, and the Form of Proxy Card, respectively, each of which will be mailed to holders of our American Depositary Shares on or about October 16, 2006. The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited
/s/ Nandan M. Nilekani Nandan M. Nilekani
Chief Executive Officer
Dated: October 13, 2006

INDEX TO EXHIBITS

No.	Exhibits

99.1	Notice of Extraordinary General Meeting of Members
99.2	Proxy Form
99.3	Depositary's Notice of Extraordinary General Meeting of Members
99.4	Form of Proxy Card